UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant’s name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

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Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

February 14, 2005 For Immediate Release	SEC 20-F Statement Filed Standard & Poor's Listed

NEWS RELEASE

GREAT PANTHER COMMENCES DRILLING, STAKES MORE GROUND ON
NEW SILVER DISCOVERY AT SAN ANTONIO

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that diamond drilling has commenced at the San Antonio property in the Guadalupe y Calvo Mining District of southwest Chihuahua State, Mexico. In addition, the discovery of high grade silver mineralization near the northwest corner of the property has led the Company to stake an additional 2,219 hectares, such that the San Antonio Project now encompasses 12,310 hectares.

Ongoing fieldwork has revealed that high grade mineralization at San Antonio is contained within a northwest-trending window of Lower Series Volcanic rocks with locally intense silica-clay-iron oxide alteration typical of a volcanic-hosted low sulphidation epithermal system. This package extends for at least 17 kilometres along strike, up to 6 kilometres in width and several hundred metres in vertical extent, most of which lies on Great Panther’s property. The latest discovery includes quartz-barite vein mineralization that returned assays of 538g/t Ag and 0.24% Pb over 1.0 metre and 420g/t Ag and 0.65% Pb over 0.5 metres from preliminary sampling. This represents a new style of mineralization for the property, which has previously consisted of gold-copper mineralization in quartz breccia veins.

The recognition that the San Antonio mineralization is part of such an extensive zone of intense alteration bodes well for the delineation of a significant deposit. As Tertiary age Lower Series Volcanics are the most common host to the plethora of epithermal deposits in the Sierra Madre Occidental, such as El Sauzal to the NW and Guadalupe y Calvo to the SSE, this work has effectively opened up a brand new area for exploration.

The current drill program, the first one ever on the property, will comprise up to 2,000 metres, in approximately 20 holes, and will initially focus on the high grade gold-copper vein system in the central part of the property. Drilling will test the continuity of mineralization in the El Cordón/Santo Niño area as well as the Piedra Verde and Sary veins.

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At El Cordón, intense fracturing, silicification, disseminated sulphides and sheeted quartz veins and veinlets carry gold-copper mineralization covering at least 100 metres by 40 metres on surface and is open in all directions. Assays from surface sampling ranged from 0.003g/t to 7.69g/t gold in 64 samples, all of which are channel samples with lengths ranging from 0.4 to 2.5 metres. Copper values in these same samples range from 32 to 12,000ppm (1.2%).

At Santo Niño, 75 metres west-southwest of El Cordón, drilling will test the extent of mineralization that returned an average grade of 7.75g/t gold over an average width of 3.03 metres along a 25 metre strike length in underground sampling of the vein last year.

The Piedra Verde Vein has been traced on surface for a strike length of 325 metres with intermittent exposures returning grades ranging from 0.083 to 25.3g/t gold and 0.02 to 3.26% copper in 30 samples. Previous sampling of the vein in the underground workings by government geologists (CRM, 1989b) returned an average grade of 38.9g/t gold and 2.0% copper over an average width of 0.7 metres, from 11 samples.

The Sari Vein has been followed for more than 300m along strike with at least 200m of vertical relief. True widths and grades across this vein include 0.9m of 25.1g/t Au and 4.1% Cu, 0.4m of 86.1g/t Au and 2.0% Cu, 0.9m of 9.7g/t Au and 6.0% Cu, and 1.7m of 12.1g/t Au and 0.6% Cu.

Mapping and sampling is continuing in the area of the new discovery with the goals of better understanding the nature of the mineralization and generating additional drill targets.

Exploration is being carried out under the supervision of consulting geologist Matthew D. Gray, Ph.D., C.P.G. of Resource Geosciences de Mexico, S.A. de C.V. and Robert F. Brown, P.Eng, V.P. Exploration for Great Panther Resources Limited. Mr. Brown is the Qualified Person for the project under the meaning of National Instrument 43-101. All samples were assayed by ALS Chemex Labs.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

/s/ Robert A. Archer

Robert A. Archer,
P.Geo. President & CEO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: February 15, 2005